As filed with the Securities and Exchange Commission on May 27, 2003

      File No. 70-10096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
and its Subsidiaries
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name of company filing this statement and address of principal executive offices)

Xcel Energy Inc.

(Name of top registered holding company parent)

Gary R. Johnson
Vice President and General Counsel
Xcel Energy
800 Nicollet Mall
Minneapolis, Minnesota 55402

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Peter D. Clarke
Debra J. Schnebel
Jones Day
77 West Wacker, Suite 3500
Chicago, IL 60601
(312) 782-3939

TABLE OF CONTENTS

ITEM 1. Description of the Proposed Transaction
A. Introduction and General Request
B. Other Relevant Matters
C. Overview of the Companies
D. Xcel Energy’s Ownership of NRG
E. Application of Accounting Requirements to Deconsolidation of NRG
F. Requested Financing and Related Authorizations
G. Payment of Dividend out of Capital and Unearned Surplus
ITEM 2. Fees, Commissions and Expenses
ITEM 3. Applicable Statutory Provisions
A. General.
B. Rule 54 Analysis.
ITEM 4. Regulatory Approvals
ITEM 5. Procedure
ITEM 6. Exhibits and Financial Statements
A. Exhibits
B. Financial Statements
ITEM 7. Information as to Environmental Effects
SIGNATURE
EX-99.H Capitalization Table of Xcel Energy Inc
EX-99.L-1 Summary of Applicable Accounting Rules
EX-99.M-1 Ratings of Xcel Energy & Subsidiaries

-i-

               This Amendment No. 2 to Form U-1 Application-Declaration amends and restates an Application-Declaration on Form U-1 (as amended, the “Application”) filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2002, as amended by Amendment No. 1 filed on December 20, 2002.

ITEM 1. Description of the Proposed Transaction

          A. Introduction and General Request

               In this Application, Xcel Energy Inc. (“Xcel Energy”), a Minnesota corporation and a holding company registered under the Public Utility Holding Company Act of 1935, as amended (“PUHCA” or the “Act”), seeks authorization and approval of the Commission in respect of (i) certain proposed financing transactions of Xcel Energy and its subsidiaries (the “Applicants”) and (ii) the payment of dividends out of capital and unearned surplus.

               1. Financing Transaction

               In Holding Company Act Release No. 27218 (August 22, 2000) (the “Prior Financing Order”), the Commission authorized, among other things, Xcel Energy (i) to issue and sell common stock and long-term debt securities during a period through September 30, 2003 (the “Authorization Period”), provided that the aggregate proceeds of these issuances, together with any long-term debt and preferred securities issued by financing entities established by Xcel Energy, did not exceed $2.0 billion1 and (ii) to issue and sell short-term debt in an aggregate principal amount of up to $1.5 billion outstanding at any time. In this Application, Xcel Energy seeks to increase the aggregate amount of common stock and long-term debt securities that it may issue during the Authorization Period from the $2.0 billion authorized by the Prior Financing Order to $2.5 billion, as described herein. The aggregate amount of common stock issued and long-term debt outstanding at any time pursuant to this authorization will not exceed $2.5 billion.

               Xcel Energy also seeks to modify certain of the conditions applicable to the financing authorizations granted in the Prior Financing Order. Except to the extent specifically provided herein, all terms and conditions of the Prior Financing Order will remain in effect and all securities issued by Xcel Energy pursuant to authorization granted by the Commission in this proceeding will be subject to the terms and conditions of the Prior Financing Order.

               With respect to the financing authorization and modifications of the conditions in the Prior Financing Order being sought by this Application, Xcel Energy is requesting that the Commission reserve jurisdiction over such matters pending completion of the record.

[1]	The authorization in the Prior Financing Order to issue up to $2.0 billion of common stock and long-term debt was in addition to the authorization in the Prior Financing Order for Xcel Energy to issue up to 30 million shares of its common stock under various employee benefit and dividend reinvestment plans.

               2. Payment of Dividends

               In addition, Xcel Energy seeks authorization of the Commission to declare and pay dividends out of capital and unearned surplus during the Authorization Period in an aggregate amount not to exceed $260 million. Specifically, at this time Xcel Energy requests authorization to declare and pay two quarterly dividends on its common stock and its preferred stock, in an aggregate amount of up to $152 million, in whole or in part out of capital and unearned surplus, as described herein. Subject to the $260 million limit, Xcel Energy requests that the Commission reserve jurisdiction over the declaration and payment of dividends out of capital and unearned surplus for any subsequent quarterly period pending completion of the record.

          B. Other Relevant Matters

               In Holding Company Act Release No. 27494 (March 7, 2002) (the “100% Order” and together with the Prior Financing Order, the “Financing Orders”), the Commission authorized Xcel Energy to use the proceeds of its securities issuances to invest up to 100% of its “consolidated retained earnings,” as defined in Rule 53(a)(1)(i) under the Act, in exempt wholesale generators (“EWGs”), as defined in Section 32 of the Act, and in foreign utility companies (“FUCOs”), as defined in Section 33 of the Act. The authorization sought by this Application does not seek to increase or alter in any respect the authorization granted in the 100% Order and Xcel Energy acknowledges that all terms and conditions of the 100% Order would continue to apply.

               In Holding Company Act Release No. 27533 (May 30, 2002) (the “NRG Order”), the Commission authorized Xcel Energy to acquire through an exchange offer and subsequent short-form merger (collectively, the “Exchange Offer”) the outstanding publicly-held stock of its 74%-owned subsidiary, NRG Energy, Inc. (“NRG”) and to issue up to 33,394,564 shares of common stock pursuant to such transaction. Such 33,394,564 shares can only be issued for the purposes set forth in the NRG Order and are not available for general issuance. Specifically, of the 33,394,564 authorized to be issued, approximately 27.8 million shares were issued in the Exchange Offer to effect Xcel Energy’s acquisition of all of the common stock of NRG. The remaining shares of Xcel Energy common stock authorized for issuance pursuant to the NRG Order will only be issued, to the extent necessary, upon exercise of stock options previously issued by NRG or upon conversion of corporate units previously issued by NRG, which, upon Xcel Energy’s acquisition of all of the common stock of NRG, became exercisable or convertible into shares of Xcel Energy common stock.

               On November 7, 2002, the Commission issued an order in Holding Company Act Release No. 27597 (the “Xcel 30% Order”) authorizing Xcel Energy and its subsidiaries to engage in certain financing transactions authorized in the Financing Orders through March 31, 2003, even though Xcel Energy was not in compliance with the requirement that Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, be at least 30% of capitalization.

          C. Overview of the Companies

               On August 18, 2000, New Century Energies, Inc. and Northern States Power Company (“NSP”) merged and formed Xcel Energy pursuant to the Commission’s order in New Century Energies, Inc. Holding Co. Act Release No. 27218 (August 16, 2000). Xcel Energy is a registered holding company under the Act. As part of the merger, NSP transferred its existing utility operations that were being conducted directly by NSP at the parent company level to a newly formed subsidiary of Xcel Energy named Northern States Power Company.

               Xcel Energy directly owns six utility subsidiaries that serve electric and/or natural gas customers in 12 states. These six utility subsidiaries (collectively, the “Utility Subsidiaries”) are Northern States Power Company, a Minnesota corporation; Northern States Power Company, a Wisconsin corporation; Public Service Company of Colorado; Southwestern Public Service Co.; Black Mountain Gas Company; and Cheyenne Light, Fuel and Power Company. Their service territories include portions of Arizona, Colorado, Kansas, Michigan, Minnesota, New Mexico, North Dakota, Oklahoma, South Dakota, Texas, Wisconsin and Wyoming. As previously announced publicly, Xcel Energy has entered into a contract to sell Black Mountain Gas Company, which sale is subject to approval by the Commission under the Act.

               Xcel Energy also engages through subsidiaries in various other energy-related and non-utility businesses (collectively the “Non-Utility Subsidiaries”). The Non-Utility Subsidiaries that are directly or indirectly owned by Xcel Energy include: NRG, a holding company for many of Xcel Energy’s non-utility businesses, including significant investments in independent power projects and foreign utility operations; Seren Innovations, Inc., a provider of cable, telephone and high-speed internet access systems and an exempt telecommunications company under Section 34 of the Act; e prime, inc., a marketer of electricity and natural gas; and Eloigne Company, an investor in projects that qualify for low-income housing tax credits. Xcel Energy became the owner of 100% of the outstanding common stock of NRG on June 3, 2002, pursuant to the Exchange Offer. Xcel Energy sold its interest in Viking Gas Transmission Company in January 2003.

          D. Xcel Energy’s Ownership of NRG

               Pursuant to the authority granted in the NRG Order, Xcel Energy acquired the outstanding publicly-held stock of NRG on June 3, 2002, increasing its ownership in NRG from 74% to 100%. NRG, directly and through its subsidiaries, is engaged in the acquisition, development, ownership and operation of power generation facilities and the sale of energy capacity and related products.

               As discussed in detail in Amendment No. 10 to the Application-Declaration on Form U-1 in File No. 70-9635, as a result of the deterioration during 2002 in the merchant generation and energy trading sectors, NRG has experienced severe financial problems. NRG’s liquidity was significantly affected when the credit rating agencies downgraded NRG to below investment grade status. As a result of these and other factors, NRG has defaulted on significant portions of its outstanding debt obligations.

               The Xcel Energy system, other than NRG and its subsidiaries, remains financially sound. However, NRG, as a wholly-owned subsidiary of Xcel Energy, was consolidated on the financial statements of Xcel Energy through May 14, 2003. Thus, despite the fact that Xcel Energy had very limited contractual exposure in respect of the liabilities and obligations of NRG2, the financial statements of Xcel Energy reflected the entire losses and charges recorded by NRG. Xcel Energy thus experienced a significant reduction in retained earnings and, in turn, a reduction in its common equity as a percentage of its capitalization as a result of its ownership of NRG3. This situation continued through May 14, 2003, the time at which NRG was no longer a consolidated subsidiary of Xcel Energy.4

               Xcel Energy, with NRG, has been working diligently in an attempt to negotiate with NRG’s numerous creditors an agreement on a financial restructuring of NRG.5 On March 26, 2003, Xcel Energy announced a tentative settlement agreement with certain of NRG’s creditors. The terms of the settlement call for Xcel Energy to make payments to NRG totaling up to $752 million for the benefit of NRG and NRG’s creditors in partial consideration for their waiver of any existing and potential claims against Xcel Energy. The restructuring plan also calls for the cancellation of the stock of NRG held, directly or indirectly, by Xcel Energy.

                NRG was subject to an involuntary petition under chapter 11 of the U.S. Bankruptcy Code, 11 USC 101-1231 (the “Bankruptcy Code”) in the United States Bankruptcy Court in Minneapolis, Minnesota (the “Minnesota Bankruptcy Court”). So long as the involuntary proceeding was pending before the Minnesota Bankruptcy Court, NRG was precluded from filing a voluntary petition with another bankruptcy court without the approval of the Minnesota Bankruptcy Court. In response to the involuntary petition, NRG filed a motion with the Minnesota Bankruptcy Court to dismiss the involuntary petition. This motion was granted on May 12, 2003. On May 14, 2003, NRG filed a voluntary petition for relief under chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “New York Bankruptcy Court”). The making of this voluntary filing constitutes an order for relief under the Bankruptcy Code and NRG thus became a debtor in possession subject to the jurisdiction of the bankruptcy court and the requirements of the Bankruptcy Code. Under the requirements of the Bankruptcy Code (11 U.S.C. § 363), any significant or out of the ordinary course transactions by NRG require the prior approval of the New York Bankruptcy Court.

[2]	As of December 31, 2002, Xcel Energy had outstanding guarantees of obligations of NRG and its subsidiaries with an aggregate exposure of approximately $96 million, had provided indemnities to sureties in respect of bonds for the benefit of NRG and its subsidiaries in an aggregate amount of approximately $6.4 million and had committed to contribute under certain circumstances up to $300 million to NRG pursuant to a Support and Capital Subscription Agreement dated as of May 29, 2002 between Xcel Energy and NRG (the “Support Agreement”).

[3]	For 2002, NRG reported a loss from continuing operations (after tax) of approximately $2,908 million, which included over $2.5 billion of charges for asset impairments. In addition, NRG reported for 2002 a loss from discontinued operations of approximately $557 million.

[4]	Following the commencement of the NRG bankruptcy on May 14, 2003, the officers of Xcel Energy serving as officers and/or directors of NRG resigned from their positions with NRG. Scott J. Davido, Leonard J. LoBiondo and Ershel C. Redd, Jr., were named to the reconstituted board of directors. During the pendency of the bankruptcy, Scott J. Davido will serve as Chairman of the Board, and Leonard J LoBiondo will serve as Chief Restructuring Officer. John R. Boken has been named acting President and Chief Operating Officer.

[5]	For a description of the restructuring of NRG, see Xcel Energy’s Annual Report on Form 10-K for the year ended December 31, 2002.

               Upon NRG’s filing for bankruptcy and the resignation of the officers of Xcel Energy from their positions as officers and directors of NRG, Xcel Energy no longer has the ability to control the operations of NRG and no longer consolidates NRG on its financial statements. The deconsolidation of NRG resulted in an immediate improvement of the capital structure of Xcel Energy, with Xcel Energy’s common equity increasing to approximately 40% of its capitalization. With deconsolidation, Xcel Energy accounts for NRG on the equity method. On the equity method, Xcel Energy records the net gains and losses of NRG, provided, however, that Xcel Energy will not record any losses if as a result thereof Xcel Energy’s negative investment in NRG would exceed Xcel Energy’s aggregate commitment to NRG under the plan of reorganization. Thus, Xcel Energy’s exposure to additional losses and charges at NRG is effectively capped. As shown in Exhibit J-3, Xcel Energy’s common equity ratio increased to above 30% upon the deconsolidation of NRG and Xcel Energy expects its common equity ratio to remain comfortably above 30% throughout the rest of 2003.

          E. Application of Accounting Requirements to Deconsolidation of NRG

               A summary of the accounting rules applicable to the deconsolidation of NRG is attached hereto as Exhibit L-1. Accounting Research Bulletin No. 51, as amended by FASB Statement No. 94 (“ARB 51”), discusses the conditions under which a majority-owned subsidiary shall not be consolidated. Accounting Principles Board Opinion No. 18, as amended by FASB Statement No. 94 (“APB 18”), discusses the use of the equity method for accounting for investments in common stock.

               In summary, Xcel Energy believes that it is appropriate to deconsolidate NRG upon the commencement of a bankruptcy case, based upon the guidance in Accounting Research Bulletin (“ARB”) No. 51 (as amended by FASB Statement No. 94) and the consensus reached for Issue No. 96-16 of the FASB’s Emerging Issues Task Force (“EITF”). In bankruptcy, NRG will be operated for the benefit of the creditors and any transactions out of the ordinary course of business will be subject to creditor approval. As discussed further below, ARB No. 51, as amended, indicates that consolidation is not appropriate where control does not rest with the majority owner, and cites an example of a subsidiary in bankruptcy as a situation where a loss of control may occur. For periods following the deconsolidation of NRG, Xcel Energy will account for NRG on the equity method. Xcel Energy has discussed these accounting conclusions with its independent auditors, who have indicated to the officers of Xcel Energy that they concur with these conclusions.

               1. Authoritative Accounting Guidance for Deconsolidation in a Bankruptcy Situation

               ARB No. 51 (as amended by FASB 94) is the primary authoritative guidance used by Xcel Energy to conclude that NRG should be deconsolidated upon its filing under Chapter 11 of the United States Bankruptcy Code. FASB 94 concludes that, as a general rule, ownership by one company of over 50% of the outstanding voting shares of another company is a condition pointing toward consolidation. However, paragraph 2 of ARB No. 51 provides for an exception to this general rule when a company is in legal reorganization or in bankruptcy (see Exhibit L-1 for Excerpt from APB 51).

               Xcel Energy’s ability to unilaterally control NRG’s business is precluded by NRG’s bankruptcy filing by two important aspects of bankruptcy law. First, it is a well-established legal principle that the board of directors of an insolvent company owes its primary (if not sole) fiduciary duties primarily to its creditors rather than its stockholders. Hence, the only mechanism Xcel Energy has to control the operations of NRG, the ability to appoint NRG’s board of directors, is rendered ineffective because the fiduciary responsibility will be owed, in the first instance, not to Xcel Energy as stockholder of NRG, but to NRG’s creditors. Second, bankruptcy law precludes a debtor from entering into transactions out of the ordinary course without prior approval by the bankruptcy court. Therefore, even assuming that Xcel Energy could direct NRG to initiate certain transactions, Xcel Energy could not force NRG to consummate them because such transactions would require court approval. Among transactions requiring approval of the bankruptcy courts are:

•	acquisitions of more than a de minimus amount of assets;

•	dispositions of more than a de minimus amount of assets;

•	obtaining financing;

•	establishment of new severance or retention plans;

•	significant adjustments to existing compensation plans; and

•	establishment of new compensation plans.

               In each case, court approval is contingent not only on the views of the bankruptcy court, but also on whether or not various parties-in-interest object to the transaction proposed by the debtor. In particular, in each Chapter 11 case, there is appointed an official committee of creditors paid by the debtor to, among other things, review various relief requested by the debtor from the bankruptcy court. Failure to satisfy the concerns of the creditors’ committee with respect to any transaction may lead the bankruptcy court to deny approval of such transaction. Of course, other creditors and parties-in-interest, including the Office of the United States Trustee (an official of the Justice Department), may also object to any transaction, thereby creating the risk that the bankruptcy court will deny the debtor’s request to consummate such transaction. In the event that Xcel Energy were not satisfied with the bankruptcy court’s decision to deny a transaction proposed by NRG, its recourse would be limited to an appeal to a higher court. Xcel Energy will have no unilateral ability to cause the transaction to be consummated. Xcel Energy believes that the minimization of stockholder rights and the fundamental loss of control in a bankruptcy, as described above, led the FASB to explicitly provide that bankruptcy is an exception to the general rule that an entity should consolidate a majority owned subsidiary.

               While Xcel Energy believes that the guidance in ARB No. 51 (as amended by SFAS No. 94) by itself provides sufficient support for its decision to deconsolidate NRG, Xcel Energy believes that further support is provided by analogy to the consensus reached for EITF Issue No. 96-16. The consensus provides relevant interpretive guidance when the powers of a stockholder with a majority voting interest to control the operations of the investee are restricted in certain respects by approval or veto rights. In addition, the profession widely analogizes to the consensus on consolidation issues, even when the facts and circumstances do not precisely fit the consensus. EITF Issue No. 96-16 concludes that when a third party has substantive participating rights, the investor may no longer consolidate the operations of the investee. Xcel Energy considers the bankruptcy court’s voting privileges to be substantive participating rights, which are substantial enough that they will preclude its ability to control NRG.

               2. Accounting to Be Followed After Deconsolidation

               After Xcel Energy has been required to deconsolidate NRG and account for its ownership in NRG on an unconsolidated basis, Xcel Energy believes that it will continue to have significant influence and should follow the equity method of accounting once the aforementioned events occur, in accordance with paragraph 12 of Accounting Principles Board Opinion No. 18 (APB 18). While Xcel Energy will no longer have the ability to control NRG, Xcel Energy will retain the right to exercise significant influence over its operating and financial policies by virtue of the fact that during the bankruptcy process it will continue to be the majority stockholder, but will have no board representation.

               Once the equity method of accounting is applied, Xcel Energy will continue to recognize 100% of the earnings of NRG as equity in earnings of unconsolidated affiliates. To the extent that NRG incurs losses, Xcel Energy will continue to recognize these losses up to an amount equal to Xcel Energy’s commitment to provide further financial support to NRG, in accordance with paragraph 19.i. of APB 18.

               3. Other Companies That Have Deconsolidated Subsidiaries

               Listed below are the results of a search which revealed consistent practice in this area during the past five years. All eight companies identified in the following chart deconsolidated their subsidiaries immediately upon the subsidiaries’ filing under Chapter 11 of the Bankruptcy Code.

Date of Bankruptcy
Parent Company	Subsidiary	Auditors	Filing/Deconsolidation

Nextel Communications	NII Holdings	Deloitte & Touche	May 24, 2002
Maxxam Group Holdings Inc.	Kaiser Aluminum Corp.	Deloitte & Touche	February 12, 2002
Archibald Candy Corp.	Sweet Factory Group	Ernst & Young	November 15, 2001
AT&T Corp.	At Home Corp.	PricewaterhouseCoopers	September 28, 2001
WHX Corp.	Wheeling-Pittsburgh Corp.	PricewaterhouseCoopers	November 16, 2000
McDermott International Inc.	Babcock & Wilcox Company	PricewaterhouseCoopers	February 22, 2000
USCI Inc.	Ameritel Communications Inc.	Arthur Andersen	October 29, 1999
Jordan Industries Inc.	Welcome Home, Inc.	Ernst & Young	January 21, 1997

               Xcel Energy’s proposed accounting for NRG is thus supported in the accounting literature, bankruptcy law and in practice.

          F. Requested Financing and Related Authorizations

               The Prior Financing Order authorizes Xcel Energy, subject to certain financing parameters set forth therein, to issue and sell common stock and long-term debt securities during the Authorization Period, provided that the aggregate proceeds of the issuance of common stock and the principal amount of long-term debt outstanding does not exceed $2.0 billion.6 Xcel Energy seeks in this Application to increase such limit to $2.5 billion.

               Xcel Energy requests authorization to issue and sell common stock and/or long-term debt securities for the uses described herein, provided that the aggregate proceeds received during the Authorization Period upon issuance of such common stock (exclusive of the issuance of common stock specifically authorized in the Prior Financing Order in respect of employee benefit plans and dividend reinvestment plans and the issuance of common stock specifically authorized in the NRG Order) and the aggregate principal amount of long-term debt issued and outstanding at any one time during the Authorization Period, together with any long-term debt or preferred securities issued by Financing Subsidiaries (as defined in the Prior Financing Order) established by Xcel Energy, shall not exceed $2.5 billion.

               Applicants also request certain modifications to the financing conditions contained in the Prior Financing Order. In that regard, Applicants request that the financing authority granted by the Commission in the Prior Financing Order and the financing authority requested in this Application be subject to the following general terms and conditions, where appropriate:

               Effective Cost of Money. The effective cost of money on debt and preferred securities issued to non-associate companies pursuant to authorization in the Financing Orders and/or an order in this matter will not exceed competitive market rates for securities of comparable credit quality with similar terms and features.

               Maturity of Debt. The maturity of authorized indebtedness will not exceed 50 years.

               Investment Grade Ratings. Applicants further represent that apart from securities issued for the purpose of funding money pool operations, no guarantees or other securities, other than common stock, may be issued in reliance upon the authorization granted by the Commission pursuant to this Application, unless (i) the security to be issued, if rated, is rated investment grade; (ii) all outstanding securities of the issuer that are rated are rated investment grade; and (iii) all outstanding securities of Xcel Energy that are rated are rated investment grade. For purposes of this provision, a security will be deemed to be rated investment grade if it is rated investment grade by at least one nationally recognized statistical rating organization. Applicants

[6]	Of the $2.0 billion authorized, as of December 31, 2002 Xcel Energy had issued $1,805 million, consisting of $517.5 million of common stock, $1,230 million of long-term debt outstanding and a commitment to issue up to $57.5 million of long-term debt.

request that the Commission reserve jurisdiction over the issuance of any such securities that are rated below investment grade. Applicants further request that the Commission reserve jurisdiction over the issuance of any guarantee or other securities at any time that the conditions set forth in clauses (i) through (iii) above are not satisfied.

               Capitalization Ratios. Xcel Energy’s common equity, as reflected on its most recent Form 10-K or Form 10-Q and as adjusted to reflect subsequent events that affect capitalization, will be at least 30% of consolidated total capitalization (the “Xcel 30% Test”);7 provided that in any event when Xcel Energy does not satisfy the Xcel 30% Test, Xcel Energy may issue common stock pursuant to this authorization. Further, Xcel Energy requests that the Commission authorize Xcel Energy to engage in the financing transactions authorized in the Financing Orders and in this proceeding at a time when Xcel Energy does not satisfy the Xcel 30% Test.

               Fees, Commissions and Other Remuneration. The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Xcel Energy will not exceed the greater of (A) 5% of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

               The proceeds from the financings authorized by the Commission pursuant to this Application will be used for the same purposes authorized in the Prior Financing Order, which are general corporate purposes, including (i) financing investments by and capital expenditures of Xcel Energy and its Subsidiaries8, (ii) the repayment, redemption, refunding or purchase by Xcel Energy or any of its Subsidiaries of securities issued by such companies without the need for prior Commission approval pursuant to Rule 42 or a successor rule, (iii) financing working capital requirements of Xcel Energy and its Subsidiaries, and (iv) other lawful general purposes. In addition, any use of proceeds to make investments in any “energy-related company,” as defined in Rule 58 under the Act, will be subject to the investment limitation of such rule, and any use of proceeds to make investments in any EWG or FUCO will be subject to the investment limitation and other conditions set forth in the 100% Order or any order amending or replacing the 100% Order. Xcel Energy further commits that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is in accordance with an available exemption under the Act or the rules thereunder.

               The issuance of common stock and long-term debt of Xcel Energy would be further subject to the following parameters:

[7]	Total capitalization is the sum of common stock equity, preferred stock, long-term debt (including current maturities) and short-term debt.

[8]	The term “Subsidiaries” used herein shall have the same meaning as it had in the Prior Financing Order, which is: each of the Utility Subsidiaries and Non-Utility Subsidiaries as well as any future direct or indirect non-utility subsidiaries of Xcel Energy whose equity securities may be acquired in accordance with an order of the Commission or in accordance with an exemption under the Act or the Commission’s rules thereunder.

               Common Stock. Subject to the limits described above and the other conditions described in this Application, Xcel Energy may issue and sell common stock, options, warrants and stock purchase rights exercisable for common stock, or other equity-linked securities or contracts to purchase common stock. Such financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

               Specifically, Xcel Energy may sell common stock, options, warrants, stock purchase rights and other equity-linked securities covered by this Application in any of the following ways: (i) through underwriters or dealers; (ii) through agents and (iii) directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Xcel Energy) or directly by one or more underwriters acting alone. The securities may be sold directly by Xcel Energy or through agents designated by Xcel Energy from time to time. If dealers are utilized in the sale of any of the securities, Xcel Energy will sell such securities to the dealers, as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If such securities are being sold in an underwritten offering, Xcel Energy may grant the underwriters thereof a “green shoe” option permitting the purchase from Xcel Energy at the same price additional securities then being offered solely for the purpose of covering over-allotments.

               Xcel Energy may also issue common stock in public or privately-negotiated transactions in exchange for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in this proceeding or in a separate proceeding or is exempt under the Act or the rules thereunder.

               Long-Term Debt. The long-term debt to be issued by Xcel Energy pursuant to this authorization will be unsecured. Subject to the limits described above and the other conditions described in this Application, Xcel Energy’s long-term debt (a) may be subordinated in right of payment to other debt and other obligations of Xcel Energy, (b) may be convertible into any other securities of Xcel Energy, (c) will have maturities ranging from one to 50 years, (d) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (e) may be entitled to mandatory or optional sinking fund provisions, (f) may provide for reset of the interest rate pursuant to a remarketing arrangement, and (g) may be called from existing investors by a third party. In addition, Xcel Energy may have the right from time to time to defer the payment of interest on all or a portion of its long-term debt (which may be fixed or floating or “multi-modal”, i.e., where the interest is periodically reset, alternating between fixed and floating interest rates for each reset period).

               Xcel Energy contemplates that long-term debt securities would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933, as amended, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

               The maturity dates, interest dates, redemption and sinking fund provisions, subordination provisions and conversion features, if any, with respect to the long-term debt securities of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding; provided, however, that Xcel Energy will not issue and sell any such securities at interest rates in excess of those generally obtainable at the time of pricing or repricing thereof for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions and features issued by utility companies or utility holding companies of the same or reasonably comparable credit quality, as determined by the competitive capital markets.

               Securities of Financing Subsidiaries. The Prior Financing Order authorizes Xcel Energy and its Subsidiaries to form one or more Financing Subsidiaries to issue preferred securities and/or long-term debt securities the proceeds of which may be loaned to Xcel Energy or the Subsidiary which established such Financing Subsidiary. Any issuance of such long-term debt securities by a Financing Subsidiary established by Xcel Energy will be counted against the $2.5 billion financing limit described above.

               Pending completion of the record, Xcel Energy requests that the Commission reserve jurisdiction over Xcel Energy’s request for additional financing authorization and its request to modify the financing conditions set forth in the Prior Financing Order.

          G. Payment of Dividend out of Capital and Unearned Surplus

               Xcel Energy hereby requests authorization pursuant to Section 12(c) of the Act and Rule 46 thereunder for Xcel Energy to declare and pay dividends out of capital and unearned surplus of up to $260 million during the period ending September 30, 2003, provided that at the time of declaration of such dividends Xcel Energy satisfies the Xcel 30% Test. Specifically, at this time Xcel Energy requests authorization to declare and pay two quarterly dividends on its common stock and its preferred stock, in an aggregate amount of up to $152 million, in whole or in part out of capital and unearned surplus, provided that at the time of the declaration thereof Xcel Energy satisfies the Xcel 30% Test. Historically, Xcel Energy has declared dividends on its preferred stock in February and on its common stock in March, for payment on April 15 and April 20, respectively.9 On March 26, 2003, Xcel Energy announced that it would delay declaration of the March dividend on its common stock. Xcel Energy seeks authorization to

[9]	On February 26, 2003, the board of directors of Xcel Energy declared a dividend on all series of outstanding preferred stock payable on April 15, 2003, to shareholders of record on March 31, 2003. This dividend of approximately $1,060,000 was declared and paid out of retained earnings.

declare and pay the delayed dividend on its common stock and to declare and pay its next regularly scheduled quarterly dividend on its common stock and preferred stock. Assuming timely receipt of authorization from the Commission, Xcel Energy would declare the delayed dividend on its common stock in May 2003 for payment in June 2003 and would declare its next regularly scheduled quarterly dividend on its common stock and preferred stock in June 2003 for payment in July 2003 in accordance with past practice. Subject to the $260 million limit, Xcel Energy requests that the Commission reserve jurisdiction over the declaration and payment of dividends out of capital and unearned surplus for any subsequent quarterly period pending completion of the record.

               Xcel Energy will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. In addition, Xcel Energy will comply with the terms of any credit agreements and indentures that restrict the amount and timing of distributions by Xcel Energy to its shareholders.

               As of December 31, 2002, Xcel Energy had outstanding approximately 399 million shares of common stock, 275,000 shares of $3.60 Cumulative Preferred Stock, 150,000 shares of $4.08 Cumulative Preferred Stock, 175,000 shares of $4.10 Cumulative Preferred Stock, 200,000 shares of $4.11 Cumulative Preferred Stock, 99,800 shares of $4.16 Cumulative Preferred Stock and 150,000 shares of $4.56 Cumulative Preferred Stock. In September 2002, Xcel Energy reduced its annual dividend on its common stock from $1.50 per share to $0.75 per share. The current quarterly dividend amounts on both an aggregate and per share basis on the common stock and such preferred stock are as follows:

	Quarterly Dividend per Share	Aggregate Amount

Common Stock	$0.1875	$74,812,500
$3.60 Preferred	$0.90	$247,500
$4.08 Preferred	$1.02	$153,000
$4.10 Preferred	$1.025	$179,375
$4.11 Preferred	$1.0275	$205,500
$4.16 Preferred	$1.04	$103,792
$4.56 Preferred	$1.14	$171,000

	Total:	$75,872,667

The terms of all series of the preferred stock provide for the payment of dividends, as and when declared by the Xcel Energy Board of Directors, on January 15, April 15, July 15 and October 15. Historically, dividends on Xcel Energy’s common stock have been payable on January 20, April 20, July 20 and October 20.

               As mentioned above, in a press release issued on March 26, 2003, Xcel Energy announced that its board of directors had delayed a decision on the first quarter dividend. Management announced that, as a result of recording impairment losses at NRG, which caused Xcel Energy’s retained earnings to be negative, Xcel Energy could not declare or pay a dividend under the Act, unless it received authorization from the Commission. Management of Xcel Energy indicated, however, that Xcel Energy had applied to the Commission for the necessary authorization and that they intended to make every effort to pay the full dividend during 2003. Xcel Energy’s management believes that, based upon the projections of retained earnings and cash flow for 2003, Xcel Energy would have sufficient retained earnings by year-end 2003 to make full payment of the annual dividend of $0.75 per share during 2003. However, without authorization from the Commission to pay dividends out of capital, such dividend payment would be delayed to later in the year.

               The market price of Xcel Energy’s common stock was apparently not negatively impacted by this announcement. Management believes that this is a result of two factors. First, based upon management’s announcement of its intent to pay the dividend in 2003 and the projected performance of Xcel Energy for 2003, the market expects that Xcel Energy will be able to pay the full, reduced dividend to its shareholders in 2003. The reduced level of dividends is consistent with market expectations in light of the projected performance of Xcel Energy for 2003. More importantly, however, may be that, in that same press release issued on March 26, 2002, Xcel Energy also announced a tentative settlement with the holders of a majority of NRG’s long-terms notes and with a steering committee of the NRG’s bank lenders. This announcement was received by the market quite positively in that it reduces the uncertainty surrounding Xcel’s exposure to the financial difficulties of NRG.

               Failure to pay dividends for an extended period of time, however, could result in a “recalibration” of the share price of Xcel Energy’s common stock. Dividend paying utilities trade at an average price/earnings multiple of approximately 11.3x; whereas non-dividend paying utilities have an average price/earnings multiple of 6.2x. Thus, it would be expected that if the market were to view the Xcel Energy’s payment of its dividend as uncertain, the share price of Xcel Energy’s common stock would likely decline. Such a decline would directly adversely affect the shareholders of Xcel Energy. Such decline would also, of course, adversely affect Xcel Energy by imposing limitations on its ability to access the capital markets, and increasing the cost of its capital.

               More than 50% of the common stock of Xcel Energy is held by retail shareholders. It is the belief of management, based upon advice of its advisors and numerous calls by shareholders to the investor relations department of Xcel Energy, that many of such shareholders are expecting , and relying, upon the dividend payments in their personal financial planning and that the failure to pay the dividend in a timely manner could result in a sell-off of shares of Xcel Energy’s common stock by the retail shareholder base. In such event, if the dividend was paid later in the year, the dividend would not be made available to the existing retail shareholders, but would instead be paid to new purchasers of such shares.

               Thus, Xcel Energy hereby requests the authorization described above to allow Xcel Energy to declare and pay the delayed dividend on its common stock for the first quarter of 2003 of approximately $74,759,000 as soon as possible and to declare and pay its next regularly scheduled dividends on its preferred stock (approximately $1,060,000) and its common stock (approximately $74,905,000) in accordance with past practice.

               The need for the relief being requested relates entirely to Xcel Energy’s investment in NRG. During 2002, NRG experienced credit rating downgrades, defaults under certain credit agreements, increased collateral requirements and reduced liquidity. These events led to impairment reviews of a number of NRG assets, which resulted in material write-downs in 2002. In addition to impairments of projects operating or under development, certain NRG projects were determined to be held for sale, and estimated losses on disposal for such projects were also recorded.

               For 2002 Xcel Energy recorded losses and special charges (including those relating to asset impairments) of approximately $3.5 billion (on a pre-tax basis) related to NRG. Despite continuing positive contributions to earnings on an aggregate basis from all aspects of Xcel Energy’s businesses (other than NRG) during 2002, NRG’s losses and charges resulted in Xcel Energy’s having negative retained earnings at December 31, 2002 of $101 million. As of March 31, 2003, Xcel Energy had retained earnings of approximately $40.3 million. As reflected on Exhibit J-1, however, Xcel Energy expects to show negative retained earnings at the end of June as a result of additional losses and charges at NRG. Thus, Xcel Energy will be unable to pay the proposed dividends out of retained earnings. The declaration and payment of the proposed dividends in an aggregate amount of up to $152 million would be charged to capital in excess of par value. At March 31, 2003 Xcel Energy’s capital in excess of par value exceeded $4.0 billion.

               Xcel Energy believes that its lack of retained earnings will be temporary. As reflected on Exhibit J-1, Xcel Energy expects that the aggregate earnings of its Utility Subsidiaries and other Subsidiaries on an annual basis will exceed the amount Xcel Energy pays as dividends on its common stock and preferred stock. In addition, as discussed above, upon the bankruptcy filing by NRG, Xcel Energy ceased showing NRG as a consolidated subsidiary on its financial statements under GAAP and began accounting for NRG on the equity method. Thus, Xcel Energy now records any future losses at NRG only to the extent that Xcel Energy’s negative investment in NRG does not exceed Xcel Energy’s commitment to make additional payments to NRG. With Xcel Energy’s continuing exposure to NRG effectively limited, the retained earnings of Xcel Energy will then reflect, in large part, the performance of Xcel Energy’s Utility Subsidiaries. As shown by Exhibit J-1, Xcel Energy expects that its retained earnings will return to positive later this year.

               In determining whether to permit a registered holding company to pay dividends out of capital and unearned surplus, the Commission is guided by the standards of Section 12(c) of the Act.10 Factors considered by the Commission have included: (i) the asset value of the company in relation to its capitalization, (ii) the company’s prior earnings, (iii) the company’s current earnings in relation to the proposed dividend, and (iv) the company’s projected cash position after payment of a dividend.11 Further, the payment of the dividend must be “appropriate in the public interest” and in the best interests of the security holders.12

               Aside from the impact of NRG, the Xcel Energy system is in sound financial condition. The total assets of Xcel Energy on a consolidated basis were $27.3 billion as of

[10]	See Standard Power and Light Corp., 35 S.E.C. 440, 443 (1953).

[11]	See, e.g., International Utils. Corp., 5 S.E.C. 403 (1939); United Light and Power Co., 18 S.E.C. 336 (1948); General Gas & Elec. Corp., 20 S.E.C. 485 (1945).

[12]	Commonwealth & So. Corp., 13 S.E.C. 489, 492 (1943); see also People Light and Power Co., 14 S.E.C. 555, 563 (1943).

December 31, 2002, in relation to $21.1 billion of capitalization.13 The Xcel Energy system on a consolidated basis has had a history of positive earnings. As noted above and as shown on Exhibit J-1, the forecasted earnings of the Xcel Energy system, excluding NRG, are sufficient to support the requested dividend. As shown above, the current quarterly dividend requirement on Xcel Energy common stock and preferred stock is approximately $76 million, which represents approximately 1.5% of Xcel Energy’s capital and unearned surplus at December 31, 2002 and approximately 1.5% of Xcel Energy’s capital and unearned surplus at March 31, 2003. This compares favorably with other proposed dividends out of capital or unearned surplus authorized by the Commission.14

               As noted above, with the bankruptcy of NRG and the deconsolidation of NRG on the financial statements of Xcel Energy, Xcel Energy’s common equity ratio is comfortably above 30%. As reflected on Exhibit J-3, Xcel Energy’s common equity ratio will improve to above 40% by the end of 2003.

               The current cash position of Xcel Energy is adequate to support the dividend. Exhibit J-2, which is filed herewith pursuant to a request for confidential treatment, contains a month-by-month liquidity projection of Xcel Energy. As shown by Exhibit J-2, the projected cash position of Xcel Energy after payment of the proposed dividends is forecasted to be adequate and will not impair the working capital of the Utility Subsidiaries.15 It should be noted that operating losses or impairment charges or other write-offs at NRG or its subsidiaries do not affect the liquidity of Xcel Energy or the Utility Subsidiaries. To the extent these items require cash, they are funded by NRG and its subsidiaries.

               Xcel Energy believes that the payment of dividends, consistent with its current dividend policy, is appropriate and in the best interests of Xcel Energy and its security holders. Xcel Energy’s dividend yield and payout are broadly in line with other utilities that pay dividends. As discussed above, any reduction, elimination or further delay of a dividend is expected to have a negative impact on the share price of Xcel Energy’s common stock and thus adversely effect Xcel Energy’s current shareholders. See the Dividend Policy Assessment filed on a confidential basis as Exhibit K-1 to this Application.

[13]	As of March 31, 2003, Xcel Energy’s total assets were $27.8 billion, in relation to $21.0 billion of capitalization.

[14]	In Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), the proposed dividend payment constituted 3.4% of the applicant’s consolidated capital surplus. See also Conectiv, et al., Holding Co. Act Release No. 27099 (September 27, 1999) (proposed dividend was less than two percent of capital or unearned surplus).

[15]	Upon payment to NRG and/or the settlement of any claims in the restructuring of NRG, or in the event that Xcel Energy is otherwise required to fund $300 million under the Support Agreement and/or make payment on the outstanding guarantees, Xcel Energy may need to access the capital markets to meet these funding requirements. Xcel Energy, however, believes, based upon discussions with its financial advisor and investment bankers, that the capital markets would be receptive to an issuance by Xcel Energy of equity and/or debt to meet these funding requirements.

               The Commission has authorized on a number of occasions the payment of dividends out of capital. For example, in Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991), the Commission authorized Eastern Utilities Associate (“EUA”) to pay dividends out of capital and/or unearned surplus. The Commission noted, among other things, that EUA had incurred losses from a failed investment in the Seabrook Nuclear Power Generation Project. The Commission in that instance determined that EUA had a “long and generally favorable history of prior earnings”, “its current earnings will be sufficient to support its 1991 forecasted dividend”, EUA’s “current cash position is adequate”, and “its projected cash position after paying the proposed 1991 dividends should and continue to be adequate to meet the demands of the operating utility companies”.

               Xcel Energy respectfully submits that the request in this Application for the payment of dividends out of capital meets the standards of the Act.

ITEM 2. Fees, Commissions and Expenses

               Xcel Energy expects to pay or incur up to $75,000 in aggregate fees, commissions and expenses, directly or indirectly, in connection with the proposed transactions. The above fees do not include fees, commissions and expenses incurred in connection with the issuance and sale of the securities. Such fees, commissions and expenses would be within the parameters set forth in this Application.

ITEM 3. Applicable Statutory Provisions

          A. General.

               Sections 6(a), 7, 9, 12(c), 32 and 33 of the Act and Rules 46, 53 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

               Xcel Energy respectfully submits that the financing authorization requested herein satisfies the applicable provisions of the Act and that no adverse findings are appropriate or necessary. The Commission should find that the proposed financings are appropriate to the capital structure of Xcel Energy and are not detrimental to the public interest or the interest of investors or consumers.

          B. Rule 54 Analysis.

               Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

               Xcel Energy does not satisfy the requirements of Rule 53(a)(1). In the 100% Order, the Commission authorized Xcel Energy to invest up to 100% of its consolidated retained earnings, as defined in Rule 53, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of June 30, 2002, Xcel Energy’s “aggregate investment,” as defined in Rule 53(a)(l), was $2,406 million16. Xcel Energy’s consolidated retained earnings, as defined in Rule 53, at June 30, 2002, was $2,521.0 million. These investments by Xcel Energy were made in compliance with the 100% Order.

               Xcel Energy has made no additional investment in any EWGs or FUCOs since June 30, 2002. However, during the third quarter of 2002, Xcel Energy International Inc. sold its interest in Yorkshire Power Group Limited. As a result, Xcel Energy’s aggregate investment in EWGs and FUCOs was reduced by approximately $36.9 million.

               As a result of a significant loss in respect of impairment charges recorded by NRG in 2002, the consolidated retained earnings of Xcel Energy have been reduced by more than $3.0 billion. Thus, at this time Xcel Energy has no capacity to make any additional investments in EWGs and FUCOs, without further authorization from the Commission. Furthermore, as set forth in Amendment No. 10 to Application-Declaration on Form U-1 in File No. 70-9635, Xcel Energy has committed to make no additional investment in EWGs and FUCOs at any time that the Xcel 30% Test is not met.

               Xcel Energy currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel Energy system’s domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

               The circumstances described in Rule 53(b)(1) have occurred. An involuntary bankruptcy proceeding was initiated by former executives of NRG on November 22, 2002 in the United States Bankruptcy Court in Minneapolis, Minnesota against NRG. Such proceeding was dismissed on May 12, 2003. However, on May 14, 2003, NRG made a voluntary bankruptcy filing in the United States Bankruptcy Court for the Southern District of New York. As of March 31, 2003, the book value of NRG’s assets exceed 10 percent of the consolidated retained earnings of Xcel Energy.

               The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of losses with respect to impairment charges by NRG, Xcel Energy’s retained earnings declined by more than $3.0 billion as of December 31, 2002.17 The average consolidated retained earnings of Xcel Energy for the four quarterly periods ended March 31, 2003 was

[16]	For purposes of these calculations, Xcel Energy’s investment in NRG has been included as an investment in EWGs and FUCOs, even though NRG itself is not qualified as an EWG or FUCO, but rather serves as an intermediate holding company for EWG, FUCO and Rule 58 energy-related businesses.

[17]	The circumstances giving rise to NRG’s recordation of a loss are discussed in Applicant’s Amendment No. 10 in File No. 70-9635, in Xcel Energy’s Form 10-Q for the quarter ended September 30, 2002 and in Xcel Energy’s Annual Report on Form 10-K for the year ended December 31, 2002.

$677.1 million, or a decrease of approximately 73% from the average of Xcel Energy’s consolidated retained earnings for the four quarterly periods ended March 31, 2002 of $2,506.6 million. In addition, Xcel Energy’s “aggregate investment” in EWGs and FUCOs as of March 31, 2003 exceeded 2% of the total capital invested in utility operations.

               The circumstances described in Rule 53(b)(3) have also occurred. For calendar year 2002 Xcel Energy reported operating losses attributable to its investment in NRG, which in turn has investments in exempt wholesale generators and foreign utility companies, which exceed an amount equal to 5% of consolidated retained earnings. NRG reported an operating loss (after tax) of approximately $3.5 billion for 2002. This amount is over 250% of the “consolidated retained earnings” (as defined in Rule 53(a)(1)) of Xcel Energy for the four quarters ended December 31, 2002 of $1,297.5 million.

               Xcel Energy respectfully submits that the requirements of Rule 53(c) are met. Through this Application, Xcel Energy is requesting authority at this time to declare and pay dividends out of capital and unearned surplus in an amount up to $152 million, provided, however, that at the time of the declaration of such dividends Xcel Energy satisfies the Xcel 30% Test. With respect to the balance of the authorization being sought by Xcel Energy through this Application, Xcel Energy is requesting that the Commission reserve jurisdiction over such matters. For the reasons set forth below, Xcel Energy believes that the requested authorization to declare and pay dividends out of capital or unearned surplus will not have a substantial adverse impact upon the financial integrity of Xcel Energy and the Utility Subsidiaries.

               As shown above, Xcel Energy has adequate liquidity to pay the dividends and such payment does not impair the working capital of any Xcel Subsidiary. Xcel Energy is not authorized to declare such dividend unless Xcel Energy has a common equity ratio of at least 30%. As reflected on Exhibit J-3, on a pro forma basis to reflect the deconsolidation of NRG, Xcel Energy’s common equity ratio is over 40% as of March 31, 2003.

               Moreover the Utility Subsidiaries and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the public utility subsidiaries will continue to be maintained at not less than 30%. In fact, the common equity ratios of the primary public utility subsidiaries, NSP-M, NSP-W, SPS and PSCo, are each in excess of 45% as of March 31, 2003. Furthermore, the common equity ratios of the primary public utility subsidiaries will not be effected by the proposed transactions. In addition, each of the public utilities is subject to regulation by state commissions that are able to protect utility customers within their respective states.

               The large decline in the consolidated retained earnings of Xcel Energy in large part reflects the losses and special charges at NRG. The financial performance of the Xcel Energy system, other than NRG and its subsidiaries, has remained strong.

               Xcel Energy is addressing the impact of the declining performance of NRG and its subsidiaries through the restructuring of NRG. Upon the deconsolidation of NRG following the bankruptcy filing by NRG, Xcel Energy will account for NRG on the equity method. In recording the financial results of NRG on the equity method, Xcel Energy would not record any additional losses or charges at NRG if as a result thereof Xcel Energy’s negative investment in NRG would exceed Xcel Energy’s commitment to make payments, or provide financial assistance, to NRG. At such time, Xcel Energy projects that its retained earnings would improve, reflecting the financial performance of the Utility Subsidiaries.

ITEM 4. Regulatory Approvals

               No state commission has jurisdiction over the proposed transactions. No other governmental or regulatory approvals are required with respect to the proposed transactions.

ITEM 5. Procedure

               The Applicants hereby request that there be no hearing on this Application and that the Commission issue its order as soon as practicable after the filing hereof. The Commission is requested to issue and publish the requisite notice under Rule 23 with respect to this Application-Declaration as soon as possible; such notice to specify the minimum period allowed under the Commission’s rule during which comments may be entered and the date on which an order of the Commission granting and permitting the Application-Declaration to become effective may be entered by the Commission. The Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and (iv) waive a 30-day waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6. Exhibits and Financial Statements

          A. Exhibits

Exhibit No.	Description of Document

F-1	Preliminary opinion of counsel (previously filed)
F-2	Past tense opinion of counsel (to be filed by amendment)
G	Proposed form of notice (previously filed)
H	Capitalization Table of Xcel Energy Inc. (revised)
J-1	Xcel Energy Inc. — Forecast Retained Earnings (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
J-2	Xcel Energy Inc. — Forecasted Cash Flows (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
J-3	Xcel Energy Inc. — Forecasted Capitalization (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

Exhibit No.	Description of Document

J-4	Xcel Energy Inc. — Schedule of Bond Maturities through 2013 (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
J-5	Xcel Energy Inc. — Liquidity Analysis (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
J-6	Xcel Energy Inc. — Assumptions used in Preparation of Forecasted Financial Information (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
K-1	Xcel Energy Inc. — Dividend Policy Assessment (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))
L-1	Summary of Applicable Accounting Rules
M-1	Ratings of Xcel Energy and its Principal Utility Subsidiaries

          B. Financial Statements

Exhibit No.	Description of Document

1.1	Consolidated Balance Sheet of Xcel Energy as of December 31, 2002 (incorporated by reference to Xcel Energy’s Form 10-K for the fiscal year ended December 31, 2002, File No. 1-3034);
1.2	Consolidated Statement of Income of Xcel Energy for the year ended December 31, 2002 (incorporated by reference to Xcel Energy’s Form 10-K for the fiscal year ended December 31, 2002, File No. 1-3034)
1.3	Consolidated Balance Sheet of Xcel Energy as of March 31, 2003 (incorporated by reference to Xcel Energy’s Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 1-3034);
1.4	Consolidated Statement of Income of Xcel Energy for the quarter ended March 31, 2003 (incorporated by reference to Xcel Energy’s Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 1-3034)

ITEM 7. Information as to Environmental Effects

               The proposed transactions involve neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.

Date: May 27, 2003

Xcel Energy Inc.

By:	/s/ Richard C. Kelly

Richard C. Kelly Vice President and Chief Financial Officer